FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 13, 2025

Item 1

Banco Santander, S.A., (“Santander” or the “Offeror”) in accordance with the provisions of the securities market legislation, communicates the following:

OTHER RELEVANT INFORMATION

Further to the communication made on 6 February 2025 (registered under number 2585) regarding the invitation by Santander to holders of its outstanding €1,500,000,000 3.250 per cent. Subordinated Instruments due April 2026 (ISIN: XS1384064587) (the "EUR 2026 Notes") and €1,000,000,000 3.125 per cent. Subordinated Instruments due January 2027 (ISIN: XS1548444816) (the "EUR 2027 Notes" and, together with the EUR 2026 Notes, the "Notes" and each a “Series”) to tender any and all of such Notes for purchase by the Offeror for cash, in accordance with the terms of the tender offer memorandum dated 6 February 2025 (the "Tender Offer Memorandum") (the "Offers"), the Offeror now announces the results of the Offers.

Capitalised terms used but not otherwise defined in this announcement shall have the meaning given to them in the Tender Offer Memorandum.

The Expiration Time for the Offers was 5.00 p.m. (CET) on 12 February 2025.

The Offeror hereby announces that it will accept for purchase in accordance with the terms and subject to the conditions set out in the Tender Offer Memorandum and at the relevant Purchase Price: (i) €600,800,000 in aggregate principal amount of the EUR 2026 Notes; and (ii) €563,600,000 in aggregate principal amount of the EUR 2027 Notes, as set out in the table below.

Description of Notes	ISIN	Maturity Date	Aggregate principal amount accepted	Reference Benchmark	Reference Benchmark Yield	Purchase Spread	Purchase Yield	Purchase Price (expressed as a percentage)
€1,500,000,000 3.250 per cent. Subordinated Instruments due April 2026	XS1384064587	4 April 2026	€600,800,000	EUR 2026 Interpolated Mid-Swap Rate	2.356%	+25 bps.	2.606%	100.701%
€1,000,000,000 3.125 per cent. Subordinated Instruments due January 2026	XS1548444816	19 January 2027	€563,600,000	EUR 2027 Interpolated Mid-Swap Rate	2.284%	+35 bps.	2.634%	100.905%

Notes purchased by the Offeror pursuant to the Offer will be cancelled by the Offeror and will not be re-issued or re-sold. Notes which have not been validly submitted or validly submitted but not accepted for purchase pursuant to the Offer will remain outstanding. Following the Settlement Date, there will be an outstanding nominal amount of (i) €899,200,000 of EUR 2026 Notes and (ii) €463,400,000 of EUR 2027 Notes.

Payment of the relevant Tender Consideration in respect of the Notes accepted for purchase by the Offeror will occur on the Settlement Date, which is expected to be 17 February 2025.

Any requests for information in relation to the Offers should be directed to the Dealer Managers or the Tender Agent whose contact details are listed below.

SOLE DEALER MANAGER

Santander Corporate and Investment Banking Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Madrid, Spain Attn: Liability Management Email: liabilitymanagement@gruposantander.com

THE TENDER AGENT
Kroll Issuer Services Limited
The Shard
32 London Bridge Street
London SE1 9SG
United Kingdom
Tel: +44 20 7704 0880
Attn: David Shilson/Scott Boswell
Email: santander@is.kroll.com
Website: https://deals.is.kroll.com/santander

Boadilla del Monte (Madrid), 13 February 2025

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If any Qualifying Holder is in any doubt as to the contents of this announcement, the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial, legal, regulatory and tax advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Sole Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 13, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance